UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2026
Commission File Number: 001-40451

DLocal Limited
(Exact name of registrant as specified in its charter)

PO Box 1093, Boundary Hall,
Cricket Square, Grand Cayman
KY1-1102
Cayman Islands
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

TABLE OF CONTENTS
EXHIBIT

99.1	Press release dated March 18, 2026 - dLocal Reports 2025 Fourth Quarter and Full year Financial Results

99.2	Annual Report 2025 - dLocal Financial Results Full Year and 4th Quarter of 2025

99.3	dLocal Q4 2025 Earnings Presentation

99.4	Press release dated March 18, 2026 - Dlocal Limited Declares Dividend Distribution

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DLocal Limited

By:	/s/ Guillermo López Pérez
Name:	Guillermo López Pérez
Title:	Chief Financial Officer

Date: March 18, 2026